UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-35016

TROOPS, Inc.

Unit A, 18/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreement

On May 9, 2024, TROOPS, Inc. (the “Company”) entered into a sale and purchase agreement (the “Agreement”) with LIANTENG LIMITED (the “Vendor”), for the purchase of the entire issued and outstanding share capital of Riches Holdings Limited (“Riches Holdings”), a company incorporated under the laws of Cayman Islands, for the consideration of $13,400,000 (the “Consideration”). The Consideration shall be satisfied by the Company through the issurance of convertible promissory note (the “Note”) to the Vendor for the principal amount of $13,400,000. The Note was issued by the Company to the Vendor on May 9, 2024, with a Maturity Date of May 9, 2029. Upon completion of the Agreement, the Company will own the entire issued and outstanding share capital of Riches Holdings.

Riches Holdings holds several subsidiaries in Hong Kong and China. These subsidiaries provide various services, including i) financial and insurance advisory services in cooperation with licensed companies, ii) immigration consultation services on foreign immigration schemes, iii) overseas education advisory and application services, and iv) property agency services, by connecting clients to professional consultants through its mobile application. Riches Holdings, with its all-rounded services and strong client base, is expected to bring extensive synergy to the existing businesses of the Company.

The form of the Agreement is filed as Exhibit 99.1 to this Form 6-K and incorporated herein by reference. The form of the Note is filed as Exhibit 99.2 to this Form 6-K and incorporated herein by reference. The foregoing is only a brief description of the material terms of the Agreement and Note, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Exhibit Index

Exhibit No.	Description
99.1	Form of Sale and Purchase Agreement, dated May 9, 2024
99.2	Form of Convertible Promissory Note, dated May 9, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: May 10, 2024	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer